Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 22, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated October 22, 2008 referring to "Notice Regarding Revision of Projections on Performance of our Subsidiary (Seven Industries Co. Ltd.)" [English translation].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED
2008 OCT 27 P 1:08

For immediate release

October 22,2008

To whom it may concern

Sumitomo Corporation
Susumu Kato, President and CEO
Code no:8053 Tokyo Stock Exchange(TSE), 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
TEL. +81-3-5166-3089

Notice Regarding Revision of Projections on Performance of our Subsidiary
(Seven Industries Co., Ltd)

This is to inform you that a subsidiary of Sumitomo Corporation, Seven Industries Co., Ltd. has revised its projections on performance for the fiscal year ending March 31,2009(Apr. 1,2008 to Mar.31, 2009)announced on Apr. 30,2008.

Attachment:
Disclosed material of Seven Industries Co., Ltd.

October 22, 2008

Company Name: Seven Industries Co., Ltd
Masahiro Sato, President and CEO
Tokyo Stock Exchange 2nd section Code : 7896
Nagoya Stock Exchange 2nd section Code : 7896
Contact : Masato Mabuchi, Director
TEL : +81-574-28-7800

To whom it may concern

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2008 announced on April 30, 2008 as follows.

1. Revision of Projected Figures(Non-consolidated basis)for the Performance of the first half of Fiscal Year Ending March 31, 2009(April 1, 2008 to September 30 2008)

(unit: million yen, %)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income	Earnings Per Share
Previously announced projections(A)	9,000	110	82	290	19.43
Currently revised projections(B)	8,222	(381)	(388)	(618)	(41.46)
Change (B-A)	(778)	(491)	(470)	(908)	-
Rate of Change(%)	(8.6)	-	-	-	-
Performance of previous term; the first half of fiscal year (April 1, 2008 to September 30 2008)	8,854	(190)	(191)	(85)	(5.71)

2. Revision of Project Figure(Non-consolidated basis)for the Performance of Fiscal Year Ending March 31, 2009(April 1, 2008 to March 31, 2009)

(unit: million yen, %)

	Total Trading Transactions	Operating Income	Ordinary Income	Net Income	Earnings Per Share
Previously announced projections(A)	19,000	555	500	520	34.83
Currently revised projections(B)	16,600	(230)	(250)	(535)	(35.84)
Change (B-A)	(2,400)	(785)	(750)	(1,055)	-
Rate of Change(%)	(12.6)	-	-	-	-
Performance of previous term; the first half of fiscal year (April 1, 2008 to September 30 2008)	17,842	(356)	(370)	(334)	(22.42)

3. Reasons of Revision

(1) Revision of Projected Figures(Non-consolidated basis)for the performance of the first half of Fiscal Year ending March 31, 2009(April 1,2008 to September 30, 2008)

Regarding the housing market during the first half of FY2008, although the influence of amendment of The Building Standard Law of Japan enforced last year has been weakened, the housing market is slowing down in line with the whole Japanese economy. The price competition is becoming more and more severe and business condition is very harsh.

Under these circumstances, we kept on promoting streamlining, implementing selection and concentration on our business. However, our total trading transactions will be under our estimation due to the rapid decrease of housing demand.

Our operating income and ordinary income will be under our estimation, because of the high cost of raw material, glues, paints, and etc.

Regarding net income, we posted 300 million JPY profit from combination stock of merging of our subsidiary company. However, we will post 215 million JPY loss from the abolishment of structural glued lumber department, 82 million JPY loss from our inventory depreciation, 34 million JPY loss from our lease housing impairment, and 184 million JPY loss from liquidation of debt reschedule tax asset, and others. Posting those losses will increase our deficit.

(2) Financial year revised projection

In second half of the fiscal year ending March 31, 2009, we will reinforce the sales for interior member such as pre-cut operation in addition to streamlining of production. However, housing demand is forecasted to be flagging and decreasing of sales is projected due to abolishment of Structural Glued Lumber Dept. As for net income, improvement in second half of the fiscal year is expected in comparison with performance in the first half, however, annual projection is to be decreased due to the performance in the first half of the fiscal year.

END